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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires:  January 31, 2005
                                       Estimated average burden
                                       hours per response      0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
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(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Marion Lynton
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   (Last)                   (First)                  (Middle)

   961 Senimore Road
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                            (Street)

 Larchmont             NY                  10538
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   (City)                   (State)                  (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   01/07/03

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   OM Group, Inc. (OMG)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [   ] Director
   [   ] 10% Owner
   [   ] Officer (give title Below)
   [ x ] Other (Specify below)(1)

     Member of a group that is a 10% owner. See Table I item 4 note (1).
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
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




              Table I--Non-Derivative Securities Beneficially Owned

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1. Title of Security    2. Amount of Securities   3. Ownership         4. Nature of Indirect
   (Instr. 4)              Beneficially Owned        Form: Direct (D)     Beneficial Ownership
                           (Instr. 4)                or Indirect (I)      (Instr. 4)
                                                     (Instr. 5)

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
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 OM Group, Inc. Common
 Stock, $0.01 par value
 per share ("Common Stock")      3,150,000                 I(1)                         (1)
 ------------------------------------------------------------------------------------------------


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Reminder: Report on a separate line for each class of securities beneficially owned
directly or indirectly.                                                                    (Over)

                                        (Print or Type Responses)



        Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative    2. Date Exercisable     3. Title and Amount    4. Conversion    5.   Ownership Form     6. Nature of
   Security                  and Expiration Date     of Securities          or Exercise        of Derivative         Indirect
   (Instr. 4)                Month/Day/Year          Underlying             Price of           Security: Direct      Beneficial
                         ------------------------    Derivative             Derivative         (D) or Indirect (I)   Ownership
                            Date       Expiration    Security               Security           (Instr. 5)            (Instr. 5)
                         Exercisable     Date        (Instr. 4)
                                                  --------------------
                                                  Title  Amount or
                                                         Number of
                                                         Shares
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
---------------------------------------------------------------------------------------------------------------------------------


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

Explanation of Responses:

(1) The shares of Common Stock to which this note relates are held directly by Marion Lynton ("Lynton") as to 50,000 shares; Ardsley Offshore Fund Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), as to 975,000 shares; Ardsley Partners Fund II, L.P., a Delaware limited partnership ("Ardsley Fund II"), as to 900,000 shares; Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership, ("Ardsley Institutional"), as to 425,000 shares; Augusta Partners L.P. a Delaware limited partnership ("Augusta"), as to 450,000 shares; and Philip J. Hempleman as to 350,000 shares. Ardsley Advisory Partners serves as investment manager to, and has investment discretion over the securities held by Ardsley Offshore and the Lynton account. Ardsley Advisory Partners also serves as a non-managing member of Augusta Management L.L.C., the investment advisor to Augusta and has investment discretion over the securities held by Augusta. Ardsley Partners I serves as the general partner of, and has investment discretion over the securities held by Ardsley Fund II and Ardsley Institutional. Ardsley Partners I also serves as the general partner of Ardsley Advisory Partners. Philip J. Hempleman, is the managing partner of Ardsley Advisory Partners and the general partner of Ardsley Partners I. Ardsley Advisory Partners and Ardsley Partners I each disclaim any beneficial ownership of any of the Issuer's securities to which this Form 3 relates for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to such securities representing in which each such person may be deemed to have an indirect pecuniary interest pursuant to Rule 16a-1(a)(2).



*If the Form is filed by more than one Reporting Person, see instruction
5(b)(v).
**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                            MARION LYNTON

                            /s/ Marion Lynton                    01/17/03
                            ---------------------------------    --------
                            Name: Marion Lynton                    Date


Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.